SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 March 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

3 March, 2009

BP MAKES SEVENTEENTH OIL DISCOVERY IN THE ULTRA-DEEP

WATER BLOCK 31 ANGOLA

Sonangol, Sociedade Nacional de Combustíveis de Angola and BP Exploration (Angola) Limited today announced the Leda oil discovery in ultra-deepwater Block 31, offshore Angola. This is the seventeenth discovery made by BP in Block 31 and is located in the central northern portion of Block 31, some 415 kilometres north west of Luanda and about 12 kilometres to the south-west of the Marte field.

Leda was drilled in a water depth of 2070 metres and reached a total depth of 5907 metres below sea level. This is the fifth discovery in Block 31 where the exploration well has been drilled through salt to access the oil bearing sandstone reservoir beneath. The well was tested at a rate of 5,040 barrels of oil a day (b/d) through a 36/64ths inch choke.

Sonangol is the concessionaire of Block 31. BP Exploration (Angola) Limited as operator holds 26.67 per cent. The other interest owners in Block 31 are Esso Exploration and Production Angola (Block 31) Limited (25 per cent), Sonangol P&P (20 per cent), Statoil Angola A.S. (a subsidiary of StatoilHydro ASA) (13.33 per cent), Marathon International Petroleum Angola Block 31 Limited (10 per cent) and TEPA (BLOCK 31) Limited, (a subsidiary of the Total Group) (5 per cent).

Notes to Editors

BP’s involvement with Angola goes back to the mid 1970s. During the 1990s, BP made very substantial investments in Angola’s offshore oil and it is now an important part of the company’s upstream portfolio. BP has interests in four blocks with operated interests in two and has a 13.6 per cent interest in the Angola LNG project.

Operatorship of Block 31 was awarded to BP Exploration (Angola) Limited in May 1999. The Block covers an area of 5,349 square kilometres and lies in water depths of between 1,500 and 2,500 metres.

BP also has operated interests (BP 50.00 per cent equity) in Block 18 where the Greater Plutonio Project started production on 1st October 2007.

BP has non-operated interests in Block 15, operated by Esso Exploration Angola (Block 15) Limited (BP 26.67 per cent equity), in Block 17 operated by Total (BP 16.67 per cent equity) and the ALNG (13 per cent).

Further enquiries:

BP Press Office, London: +44 (0) 20 7496 4076

Amilcar Costa, BP Angola, Luanda: +244 2 22637408

– ENDS –

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 March 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary